Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Inc. and IntelliPharmaCeutics Jointly Announce Shareholder
     Approval of Plan of Arrangement and Merger

     MISSISSAUGA, ON, Oct. 19 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) and
IntelliPharmaCeutics Ltd. ("IPC") are pleased to announce that shareholders of each company have approved the plan of arrangement and merger pursuant to which Vasogen will combine with IPC to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Inc. IPC is a privately-held specialty pharmaceutical company that is focused on developing and manufacturing new and generic controlled-release pharmaceutical products using its broadly applicable, proprietary delivery technologies.
     Separately, Vasogen's shareholders also approved the plan of arrangement with Cervus LP (TSXV:CVL.UN), an Alberta based limited partnership, that will reorganize Vasogen prior to completion of the transaction with IPC and which will provide gross proceeds to Vasogen of approximately Cdn$7.5 million in non-dilutive capital. Vasogen and IPC have been advised that the securityholders of Cervus and of Cervus GP Ltd., the general partner of
Cervus, respectively, have also approved the plan of arrangement.
     Various other customary closing conditions remain to be satisfied, including obtaining a final order approving the plan of arrangement from the
Commercial List of the Superior Court of Justice Ontario (the "Court") and
conditional listing approval from the Toronto Stock Exchange and NASDAQ. A final hearing on the plan of arrangement will be held at the Court in Toronto,
Ontario, on October 21, 2009 at or about 10:00 a.m. local time. Subject to the approval by the Court and satisfaction of other conditions, it is expected that the plan of arrangement and the other transactions contemplated therein will close on or about October 22, 2009. Details of the transaction are contained in Vasogen's and IPC's Joint Management Information Circular dated
September 16, 2009. This document is available at www.sedar.com.

     Vasogen Safe Harbor Statement

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements include, without limitation, our plans to complete the business combination resulting from our strategic review as described in the press release dated August 17, 2009, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should",
"expects", "plans", "anticipates", "believes", "estimated", "predicts",
"potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual
Information Form and Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and
Analysis for the period ended August 31, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:10e 19-OCT-09